Mail Stop 0407

      							April 19, 2005

Via U.S. Mail and Fax (240-912-1839)
Mr. E. Barry Smith
Chief Financial Officer
Telkonet, Inc.
20374 Seneca Meadows Parkway
Germantown, MD 20876

	RE:	Telkonet, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed March 30, 2005
		File No. 0-27305

Dear Mr. Smith:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the fiscal year ended December 31, 2004

General
1. We note from the company`s Forms 10-KSB for the years ended December 31, 2003, and December 31, 2004, that your public float exceeded the $25,000,000 limitation for small business issuers for two consecutive years. See Item 10(a)(1) and (a)(iii) of Regulation
S-B. As you are no longer a small business issuer, please confirm in your response letter your understanding that the company is no longer eligible to use the small business forms, beginning with the first quarterly report in fiscal year 2005.

Consolidated Statement of Losses, page F-5
2. State separately your revenues and costs of revenue by goods and services, if applicable. Refer to Rule 5-03 of Regulation S-X.
Also,
revise MD&A to discuss cost of sales on a segregated basis.

Note A - Summary of Accounting Policies
Revenue Recognition, page F-11
3. Please disclose the following:
* how it is jointly determined between the Company and the customer that the product has been delivered or no refund will be required;
* specifically what you mean by "the effect of implementing EITF
00-
21 was not significant;"
* if installation and support are billed separately to the customer and if they represent separate units of accounting,
* if installation and support are considered separate units of accounting how you account for these multiple elements arrangements,
* how you account for your cost of sales related to rental revenue, and
* if there are any warranties issued with the purchase of your product.

Note G - Senior Notes Payable, page F-19
4. Tell us more specifically about the transactions that occurred in
January 2004 regarding the conversion of the senior notes to common stock. Revise your disclosure to describe the convertible features and terms of the senior notes.

Note H - Capital stock, page F-20
5. Using the guidance in footnote 3 of EITF 96-18, tell us how you concluded that you have sufficiently large disincentives for nonperformance and, therefore, it is appropriate to determine the fair value of the shares at the performance commitment date. In this regard tell us about the nature and terms of the agreement.



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Bob Carroll, Staff Accountant, at (202) 824-5507 or Ivette Leon, Assistant Chief Accountant, at (202) 942-1982 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director




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Mr. E. Barry Smith
Telkonet, Inc.
April 19, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE